

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2010

Michael Hansen, President
MediaNet Group Technologies, Inc.
Boca Center Tower 1
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

> **Re: MediaNet Group Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 2, 2010**
> **Current Report on Form 8-K**
> **Filed July 16, 2010**
> **File No. 000-49801**

Dear Mr. Hansen:

We have limited our review of your filings to those issues we have addressed in our comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your response to our letter dated August 19, 2010. We further note your intended disclosure in your currently delinquent Form 10-Q including your belief that Mr. Fernandez's allegations are without merit. Please also include your statement that the company has been unable to understand the factual basis of Mr. Fernandez's vague and non-specific allegations. Your intended Form 10-Q disclosure should also be included in your information statement where you discuss the termination of Mr. Fernandez following the executive officer table on page 58.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael Hansen
MediaNet Group Technologies, Inc.
August 27, 2010
Page 2

       Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

                                                                          Sincerely,

                                                                        H. Christopher Owings
                                                                        Assistant Director

cc: David E. Wells
       Hunton & Williams LLP
       Via Facsimile